Brookfield	Brookfield Asset Management Inc. BCE Place, 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	Tel (416) 363-9491 Fax (416) 365-9642 www.brookfield.com
April 11, 2006
Via U.S. mail and facsimile
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C 20549-7010
Re: Brookfield Asset Management Inc. Preferences Shares Series 10, 11 and 12
Dear Mr. Decker:
As per our discussion on April 6, 2006, we are providing you with additional information as it relates to our preference shares Series 10, 11 and 12.
The term “freely tradeable” is not defined in the share conditions for the Series 10, 11 or 12 preference shares nor is it explicitly defined in Canadian securities law in a manner that applies in this circumstance. The term is generally understood in the Canadian marketplace to mean securities which are not subject to a “hold period” and which may be traded without qualifying the trade by prospectus (prospectus qualification is comparable to securities registration in the United States). However, in this circumstance, we have been advised by our internal counsel and by our external counsel, specializing in Canadian securities laws, that in order to be “freely tradeable”, the shares must not be subject to any cease trade order and must be listed on the Toronto Stock Exchange*. It is also the opinion of our internal and external counsel that if the holder attempted to exercise its conversion option in circumstances where any of these requirements were not met, the holder’s option to convert would be frustrated. Consequently, the holder’s conversion option would be inoperable, the holder would not be in any way entitled to require the company to settle the obligation by a cash settlement and the Series 10, 11 or 12 preference shares would remain outstanding indefinitely, upon and subject to the remaining terms and conditions attached thereto.
* Although the legal interpretation is subject to debate on this point and the company deems the likelihood of either of these events occurring to be remote, we made these assumptions for accounting purposes due to the requirement in EITF Topic D-98 that potential redemption triggers be assessed “without regard to probability”.
Should you have further questions, please address your letter to the undersigned.
Yours very truly,

Brian D. Lawson
Managing Partner & Chief Financial Officer